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                                  Exhibit 5.1

                           Opinion of Irell & Manella


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Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, California  94109

         Re:     Deferred Compensation Plans

Ladies and Gentlemen:

         We have acted as counsel to Williams-Sonoma Inc., a California corporation (the "Company"), in connection with its Registration Statement on Form S-8 (the "Registration Statement") filed with the Securities and Exchange Commission with respect to the registration of $5 million in obligations of the Company pursuant to the Williams-Sonoma, Inc., Executive Deferral Plan and $5 million in obligations of the Company pursuant to the Williams-Sonoma, Inc., Deferred Compensation Plan (collectively, the "Plans" and the obligations thereunder, the "Obligations").

         As such counsel, we have examined the Registration Statement, the Prospectuses for the Plans, and the Plan documents and have made such other factual and legal investigations as we deemed necessary or appropriate in order to render this opinion.

         Based upon such examinations and investigations, it is our opinion that the Obligations, upon the issuance thereof under the Plans, will be duly authorized, legally issued and binding obligations of the Company, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors rights generally, and subject to the effect of the laws of usury of the United States or California or similar laws or equitable principles relating to or limiting the interest rate on indebtedness.

         We consent to the use of this opinion as an exhibit to the Registration Statement.

                                                   Sincerely,

                                                   /s/ Irell & Manella